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                                                                    EXHIBIT 99.4

                   Telephone and Internet Voting Instructions

Holders of record of Regions common stock now have the option to vote by telephone or over the Internet. Any such holder desiring to vote by telephone or over the Internet will be required to enter the unique control number imprinted on such holder's Regions proxy card, and therefore should have the proxy card in hand before initiating the telephonic or Internet session.

--   To vote by telephone, dial 1-800-OK2-VOTE (1-800-652-8683)  on a touch tone telephone, and follow the simple menu instructions provided. There is no charge for this call.

--   To vote by Internet, log on to the website http://www.vote-by-net.com and follow the instructions provided.

The telephone and Internet voting procedures are designed to authenticate Regions stockholders' identities, to allow Regions stockholders to give their voting instructions, and to confirm that Regions stockholders' instructions have been recorded properly. Regions has been advised by counsel that the procedures that have been put in place for telephone and Internet voting are consistent with the requirements of applicable law. Stockholders who wish to vote over the Internet should be aware that there may be costs associated with electronic access, such as usage charges by Internet access providers or telephone companies, and that there may be some risk a stockholder's vote may not be properly recorded or counted because of an unanticipated electronic malfunction.